Exhibit 99.1

NEWS RELEASE

March 26, 2010	Release 02-2010

WESTERN COPPER INITIATES DRILLING AT CASINO

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce commencement of a 15,000 meter diamond drilling program at its wholly owned Casino gold-copper-molybdenum project located in the Yukon.

The 2010 exploration program complements and continues last year’s drilling program. The aim of the program is to expand the resource by converting in-pit waste to ore and to provide data to improve the geological model of the deposit.

The 11,000 metres drilled during 2009 indicated a significant expansion of the known area of mineralization within the currently defined pit outline as defined in the 2008 pre-feasibility study, and discovered a new molybdenum zone (See news release dated November 18, 2009).

“2010 is shaping to be a crucial year for the Casino project” said Dale Corman, Chairman & CEO of Western Copper “At completion of the exploration program, we will update the reserve and use this information, together with expanded engineering studies, to update the pre-feasibility study. We anticipate that the exploration program will expand the reserve, lower the strip ratio and better define the technical parameters of the pit”

The Casino project is located 380 km northwest of Whitehorse, Yukon and has a NI 43-101 compliant reserve estimate containing 8 million oz of gold, 4.4 billion lb of copper, and 475 million lb of molybdenum, contained in approximately 1 billion tonnes of ore.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, EVP Corporate Development or Chiara Orrigoni, Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com